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                             PHYSICIANS TRUST, INC.
                      1300 POST OAK BOULEVARD, SUITE 1800
                              HOUSTON, TEXAS 77056
                                 (713) 622-1818


                                  May 21, 1998



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, DC  20549

Attention:   Ms. Carolyn J. Sherman

Re:   SEC File No. 333-47331; Physicians Trust, Inc.
      Registration Statement on Form S-1

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement on Form S-1, File No. 333-47331 (the "Registration Statement"), of Physicians Trust, Inc. (the "Company"). As a result of adverse market conditions with respect to the equity securities of other issuers in the Company's market sector (physician practice management), the Company no longer intends to pursue the initial public offering of its common stock, the registration of which was contemplated by the Registration Statement.

     Pursuant to Rule 477, upon the Commission's consent to withdrawal of the Registration Statement, the Commission shall include an order in the file for the Registration Statement stating that the Registration Statement has been "withdrawn upon the request of the registrant, the Commission consenting thereto." Please return one dated copy of the order granting such withdrawal to the undersigned.

     Please direct all inquiries to Robert J. Viguet, Jr., counsel to the Company, at (713) 654-9693 or to the undersigned at the number set forth above.

                                          Very truly yours,
                                          PHYSICIANS TRUST, INC.



                                          /s/ Robert F. Strange, Jr.
                                          Robert F. Strange, Jr.